FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐.            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Transaction in Own Shares

01 November 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 01 November 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
01 November 2019	832,728	2,261.00 GBp	2,234.50 GBp	2,249.30 GBp	LSE
01 November 2019	143,111	2,261.00 GBp	2,234.50 GBp	2,248.76 GBp	BATS (BXE)
01 November 2019	201,476	2,261.00 GBp	2,235.00 GBp	2,248.69 GBp	Chi-X (CXE)
01 November 2019	126,696	26.2900 EUR	26.0400 EUR	26.2293 EUR	BATS (BXE)
01 November 2019	261,923	26.2800 EUR	26.0350 EUR	26.1699 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_01.11.2019

Transaction in Own Shares

04 November 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 04 November 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
04 November 2019	717,523	2,314.00 GBp	2,264.50 GBp	2,297.62 GBp	LSE
04 November 2019	105,353	2,314.00 GBp	2,264.50 GBp	2,297.77 GBp	BATS (BXE)
04 November 2019	180,962	2,314.00 GBp	2,265.00 GBp	2,298.95 GBp	Chi-X (CXE)
04 November 2019	79,896	26.8500 EUR	26.3250 EUR	26.6908 EUR	BATS (BXE)
04 November 2019	261,539	26.8600 EUR	26.3300 EUR	26.6788 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_04.11.2019

Transaction in Own Shares

05 November 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 05 November 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
05 November 2019	727,864	2,338.00 GBp	2,311.00 GBp	2,330.65 GBp	LSE
05 November 2019	92,264	2,337.00 GBp	2,316.50 GBp	2,331.02 GBp	BATS (BXE)
05 November 2019	174,870	2,337.50 GBp	2,316.50 GBp	2,331.25 GBp	Chi-X (CXE)
05 November 2019	57,640	27.1800 EUR	26.9400 EUR	27.0931 EUR	BATS (BXE)
05 November 2019	282,893	27.1850 EUR	26.9300 EUR	27.0935 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_05.11.2019 long

Transaction in Own Shares

06 November 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 06 November 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
06 November 2019	773,269	2,349.00 GBp	2,325.50 GBp	2,337.32 GBp	LSE
06 November 2019	115,646	2,348.50 GBp	2,325.50 GBp	2,337.34 GBp	BATS (BXE)
06 November 2019	181,218	2,348.50 GBp	2,325.50 GBp	2,337.22 GBp	Chi-X (CXE)
06 November 2019	84,766	27.3000 EUR	27.0750 EUR	27.1892 EUR	BATS (BXE)
06 November 2019	283,295	27.3000 EUR	27.0350 EUR	27.1857 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_06.11.2019 long

Transaction in Own Shares

07 November 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 07 November 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
07 November 2019	775,041	2,355.00 GBp	2,336.50 GBp	2,343.99 GBp	LSE
07 November 2019	122,957	2,355.00 GBp	2,336.50 GBp	2,343.62 GBp	BATS (BXE)
07 November 2019	197,822	2,355.00 GBp	2,336.50 GBp	2,343.51 GBp	Chi-X (CXE)
07 November 2019	92,456	27.3000 EUR	27.1500 EUR	27.2170 EUR	BATS (BXE)
07 November 2019	294,936	27.3000 EUR	27.1500 EUR	27.2170 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_07.11.2019 long

Transaction in Own Shares

08 November 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 08 November 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
08 November 2019	771,999	2,349.50 GBp	2,336.00 GBp	2,342.97 GBp	LSE
08 November 2019	116,817	2,349.50 GBp	2,336.50 GBp	2,343.24 GBp	BATS (BXE)
08 November 2019	171,556	2,349.50 GBp	2,336.50 GBp	2,343.06 GBp	Chi-X (CXE)
08 November 2019	73,947	27.3150 EUR	27.1450 EUR	27.2483 EUR	BATS (BXE)
08 November 2019	281,799	27.3200 EUR	27.1450 EUR	27.2406 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_08.11.2019

Transaction in Own Shares

11 November 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 11 November 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
11 November 2019	1,044,444	2,338.50 GBp	2,304.50 GBp	2,324.13 GBp	LSE
11 November 2019	166,146	2,338.50 GBp	2,304.50 GBp	2,324.16 GBp	BATS (BXE)
11 November 2019	227,489	2,338.50 GBp	2,304.50 GBp	2,323.74 GBp	Chi-X (CXE)
11 November 2019	138,051	27.2600 EUR	26.9550 EUR	27.1544 EUR	BATS (BXE)
11 November 2019	298,935	27.2550 EUR	26.9550 EUR	27.1126 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_11.11.2019 long

Transaction in Own Shares

12 November 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 12 November 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
12 November 2019	617,213	2,350.00 GBp	2,331.50 GBp	2,341.97 GBp	LSE
12 November 2019	104,599	2,350.00 GBp	2,333.50 GBp	2,342.13 GBp	BATS (BXE)
12 November 2019	157,151	2,350.00 GBp	2,333.50 GBp	2,342.10 GBp	Chi-X (CXE)
12 November 2019	67,238	27.4750 EUR	27.2200 EUR	27.3427 EUR	BATS (BXE)
12 November 2019	253,748	27.4750 EUR	27.2000 EUR	27.3383 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_12.11.2019 long

Transaction in Own Shares

13 November 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 13 November 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
13 November 2019	948,163	2,344.00 GBp	2,315.50 GBp	2,332.25 GBp	LSE
13 November 2019	156,917	2,344.00 GBp	2,316.00 GBp	2,332.28 GBp	BATS (BXE)
13 November 2019	212,830	2,344.00 GBp	2,316.50 GBp	2,331.59 GBp	Chi-X (CXE)
13 November 2019	78,388	27.3600 EUR	27.0950 EUR	27.2364 EUR	BATS (BXE)
13 November 2019	271,647	27.3650 EUR	27.0800 EUR	27.2395 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_13.11.2019

Transaction in Own Shares

14 November 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 14 November 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
14 November 2019	1,254,891	2,320.50 GBp	2,302.00 GBp	2,310.89 GBp	LSE
14 November 2019	423,372	2,320.50 GBp	2,301.00 GBp	2,307.87 GBp	BATS (BXE)
14 November 2019	206,750	2,320.50 GBp	2,301.00 GBp	2,308.92 GBp	Chi-X (CXE)
14 November 2019	202,726	27.1400 EUR	26.9200 EUR	27.0110 EUR	BATS (BXE)
14 November 2019	306,906	27.1400 EUR	26.9050 EUR	27.0195 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_14.11.2019 long

Transaction in Own Shares

15 November 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 15 November 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
15 November 2019	1,237,333	2,312.00 GBp	2,288.00 GBp	2,298.58 GBp	LSE
15 November 2019	554,983	2,312.00 GBp	2,288.00 GBp	2,301.71 GBp	BATS (BXE)
15 November 2019	201,233	2,312.00 GBp	2,288.00 GBp	2,299.80 GBp	Chi-X (CXE)
15 November 2019	318,951	27.0350 EUR	26.7500 EUR	26.8940 EUR	BATS (BXE)
15 November 2019	297,191	27.0350 EUR	26.7550 EUR	26.8838 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_15.11.2019

Transaction in Own Shares

19 November 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 19 November 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
19 November 2019	1,120,196	2,320.00 GBp	2,283.50 GBp	2,297.42 GBp	LSE
19 November 2019	173,081	2,318.50 GBp	2,284.00 GBp	2,297.16 GBp	BATS (BXE)
19 November 2019	207,567	2,320.00 GBp	2,284.00 GBp	2,298.91 GBp	Chi-X (CXE)
19 November 2019	82,715	27.0900 EUR	26.6950 EUR	26.8401 EUR	BATS (BXE)
19 November 2019	265,068	27.0950 EUR	26.6850 EUR	26.8895 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_19.11.2019 long

Transaction in Own Shares

20 November 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 20 November 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
20 November 2019	1,258,440	2,270.50 GBp	2,240.50 GBp	2,252.98 GBp	LSE
20 November 2019	547,170	2,276.00 GBp	2,241.50 GBp	2,263.13 GBp	BATS (BXE)
20 November 2019	210,072	2,267.50 GBp	2,241.00 GBp	2,252.32 GBp	Chi-X (CXE)
20 November 2019	331,799	26.6100 EUR	26.2000 EUR	26.4173 EUR	BATS (BXE)
20 November 2019	295,996	26.4800 EUR	26.2000 EUR	26.3102 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

Shell_RNS_20.11.2019

Transaction in Own Shares

21 November 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 21 November 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
21 November 2019	1,076,168	2,266.00 GBp	2,231.50 GBp	2,254.51 GBp	LSE
21 November 2019	172,186	2,266.00 GBp	2,231.50 GBp	2,255.12 GBp	BATS (BXE)
21 November 2019	206,421	2,266.00 GBp	2,232.50 GBp	2,254.18 GBp	Chi-X (CXE)
21 November 2019	150,060	26.5250 EUR	26.1350 EUR	26.3928 EUR	BATS (BXE)
21 November 2019	303,140	26.5350 EUR	26.1600 EUR	26.3786 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_21.11.2019 long

Transaction in Own Shares

22 November 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 22 November 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
22 November 2019	326,065	2,295.50 GBp	2,279.50 GBp	2,287.81 GBp	LSE
22 November 2019	58,849	2,295.50 GBp	2,280.00 GBp	2,288.19 GBp	BATS (BXE)
22 November 2019	91,150	2,295.50 GBp	2,280.00 GBp	2,288.27 GBp	Chi-X (CXE)
22 November 2019	50,403	26.8000 EUR	26.5350 EUR	26.6640 EUR	BATS (BXE)
22 November 2019	177,847	26.8000 EUR	26.5300 EUR	26.6644 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_22.11.2019 long

Transaction in Own Shares

25 November 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 25 November 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
25 November 2019	1,187,313	2,293.00 GBp	2,274.00 GBp	2,282.88 GBp	LSE
25 November 2019	183,764	2,293.00 GBp	2,274.50 GBp	2,283.00 GBp	BATS (BXE)
25 November 2019	210,150	2,293.00 GBp	2,274.00 GBp	2,285.16 GBp	Chi-X (CXE)
25 November 2019	80,080	26.7850 EUR	26.6350 EUR	26.7198 EUR	BATS (BXE)
25 November 2019	308,927	26.8000 EUR	26.6350 EUR	26.7184 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_25.11.2019

Transaction in Own Shares

26 November 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 26 November 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
26 November 2019	1,403,219	2,286.00 GBp	2,252.50 GBp	2,265.42 GBp	LSE
26 November 2019	341,279	2,286.00 GBp	2,252.50 GBp	2,263.58 GBp	BATS (BXE)
26 November 2019	207,542	2,286.00 GBp	2,253.50 GBp	2,270.76 GBp	Chi-X (CXE)
26 November 2019	375,916	26.6950 EUR	26.2900 EUR	26.4069 EUR	BATS (BXE)
26 November 2019	322,302	26.7100 EUR	26.3500 EUR	26.5424 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_26.11.2019 long

Transaction in Own Shares

27 November 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 27 November 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
27 November 2019	1,124,438	2,263.00 GBp	2,237.50 GBp	2,251.69 GBp	LSE
27 November 2019	201,678	2,261.50 GBp	2,237.50 GBp	2,251.07 GBp	BATS (BXE)
27 November 2019	205,649	2,261.50 GBp	2,246.00 GBp	2,254.77 GBp	Chi-X (CXE)
27 November 2019	103,924	26.4850 EUR	26.2550 EUR	26.3660 EUR	BATS (BXE)
27 November 2019	320,970	26.4850 EUR	26.2550 EUR	26.3660 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_27.11.2019.docx

Transaction in Own Shares

28 November 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 28 November 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
28 November 2019	970,332	2,246.50 GBp	2,228.50 GBp	2,238.84 GBp	LSE
28 November 2019	164,639	2,246.50 GBp	2,228.50 GBp	2,238.99 GBp	BATS (BXE)
28 November 2019	192,779	2,246.50 GBp	2,228.50 GBp	2,239.17 GBp	Chi-X (CXE)
28 November 2019	77,845	26.3500 EUR	26.2200 EUR	26.3045 EUR	BATS (BXE)
28 November 2019	234,810	26.3500 EUR	26.2200 EUR	26.3010 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_28.11.2019 long

Transaction in Own Shares

29 November 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 29 November 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
29 November 2019	1,016,209	2,245.00 GBp	2,214.50 GBp	2,230.03 GBp	LSE
29 November 2019	181,047	2,245.00 GBp	2,214.50 GBp	2,230.18 GBp	BATS (BXE)
29 November 2019	192,127	2,245.00 GBp	2,214.50 GBp	2,230.88 GBp	Chi-X (CXE)
29 November 2019	172,417	26.3000 EUR	26.0200 EUR	26.1385 EUR	BATS (BXE)
29 November 2019	300,289	26.3050 EUR	26.0700 EUR	26.2048 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_29.11.2019 long

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	/s/ A Clarke
Name:	A Clarke
Title:	Deputy Company Secretary

Date:	December 2, 2019